January 8, 2007
Ms. April Sifford
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance, Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549-7010
Re:     Martin Marietta Materials, Inc.
Dear Ms. Sifford:
On behalf of Martin Marietta Materials, Inc. (the “Corporation”), we respond to the comments of the Staff of the Commission contained in your letter dated December 27, 2006 with respect to the Corporation’s Annual Report on Form 10-K for the year ended 2005 (the “2005 Annual Report”). The Corporation’s responses to the Staff’s comments are set forth below under “Response” and correspond to the numbered comments in the Staff’s letter, which are also included below.
COMMENTS AND RESPONSES
Form 10-K for the Fiscal Year Ended December 31, 2005
Business, page 4
Properties, page 23
1.	We note that in aggregate your “Hard Rock” reserve estimates have grown modestly as compared with your previous year’s reserve estimates. However, when we compare this year’s reserves with the previous year’s reserves at a state level, we notice significant volatility both positive and negative between the two sets of estimates. In the future, please provide additional narrative to explain the reasons for the significant changes in reported reserves, as disclosed at the state level, and provide an additional column for the previous year reserve estimates at the state level to your reserve table.

RESPONSE TO COMMENT 1:
The changes in reserves at a state level as reported in the Corporation’s 2005 Annual Report reflect the tonnages of reserves on locations that have been opened or closed, whether by acquisition, disposition or otherwise. For the Annual Report on Form 10-K for the year ending 2006, the Corporation will provide additional narrative to explain the reasons for significant changes in reported reserves, as disclosed at the state level, and provide an additional column for the previous year reserve estimates at the state level to the Corporation’s reserve table.
In accordance with the Staff’s comments in your letter dated December 27, 2006, the Corporation hereby states the following: (1) the Corporation is responsible for the adequacy and accuracy of the disclosure in the Corporation’s filing; (2) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Corporation’s filing; and (3) the Corporation may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please feel free to contact me if you would like to discuss any of these matters further.
Very truly yours,
/s/ Roselyn R. Bar
Roselyn R. Bar
Cc: Roger Baer, Mining Engineer

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